Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of The Coca-Cola Company for the registration of debt securities, common stock, preferred stock, warrants, depositary shares, and purchase contracts and to the incorporation by reference therein of our report dated February 27, 2013 (except for Note 8 and Note 19, as to which the date is October 24, 2013) with respect to the consolidated financial statements of The Coca-Cola Company and subsidiaries, and our report dated February 27, 2013 with respect to the effectiveness of internal control over financial reporting of The Coca-Cola Company and subsidiaries, both included in its Current Report on Form 8-K filed on October 24, 2013 with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia
October 28, 2013